Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008
Loss:
Loss from continuing operations	$(60,712)	$(48,214)	$(40,112)	$(19,885)	$(14,542)
Add: Fixed charges	9,142	4,012	2,516	1,232	1,540
Less: Capitalized interest	(1,332)	(297)	—	—	—

Total loss	$(52,902)	$(44,499)	$(37,596)	$(18,653)	$(13,002)

Fixed Charges:
Interest expense	$5,464	$2,649	$1,612	$868	$283
Amortization and expensing of debt expense	2,206	928	762	235	1,102
Interest component of rent expense	140	138	142	129	155
Capitalized interest	1,332	297	—	—	—

Total fixed charges	$9,142	$4,012	$2,516	$1,232	$1,540

Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(62,044)	$(48,511)	$(40,112)	$(19,885)	$(14,542)